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January 22, 1997



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549-1004

ATTN:  Ms. Patsy Mengiste
       Document Control - EDGAR

Re:  American Enterprise Variable Annuity Account
        (AEL Bank Variable Annuity)
     Accession Number: 0000820027-97-000026

Dear Ms. Mengiste:

Registrant hereby respectfully requests that you disregard the N-4 EL filing transmitted on Jan. 22, 1997. It was inadvertently filed without the EDGAR redlining tags.

A revised version of this filing with the redlining tags will be filed on or about January 22, 1997.

Sincerely,



Colin M. Lancaster
Associate Counsel

CML/TM/rdh